UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 12 2004

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Exhibit Index

Exhibit 99.1	Annual Review 2003
Exhibit 99.2	Annual Report and Accounts 2003
Exhibit 99.3	Letter to Shareholders and Notice of Annual General Meeting 2004
Exhibit 99.4	Additional Information for US Investors 2003

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Michael Hugh Creedon Herlihy
Name:	Michael Hugh Creedon Herlihy
Title:	General Counsel and Company Secretary

Date:	March 12th, 2004